July 23, 2018

Xiaoping Chen
Chairman and Chief Executive Officer
Viomi Technology Co., Ltd
Wansheng Square, Rm 1302 Tower C
Xingang East Road, Haizhu District
Guangzhou, Guangdong, 510220
People's Republic of China

       Re: Viomi Technology Co., Ltd
           Draft Registration Statement on Form S-1
           Submitted June 26, 2018
           CIK No. 0001742770

Dear Mr. Chen:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, submitted on June 26, 2018

Prospectus Summary, page 1

1. We note your use of "IoT" and "IoT-enabled" throughout your prospectus to describe your products, markets and financial results. We also note your disclosure on page 1 that IoT products are IoT-enabled smart home products and your statement on page 5 that references to "IoT-enabled" are to Internet-of-things-enabled. Please clarify how you define Internet-of-things (IoT), and thus "IoT-enabled." Clarify whether these definitions
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         apply across all contexts in which you use them.
2. We also note your references to "household users" and "IoT products shipped" throughout the prospectus. Please provide disclosure that explains how you define and calculate these metrics. Also explain how these metrics are meaningful for understanding your business or financial results.
3. Please balance your disclosure to explain that you have only recently expanded into selling IoT products and your own branded products.
4. To provide further context regarding your relationship with Xiaomi, please disclose the extent of Xiaomi's ownership in you. Also disclose that you generated 84.7% and 95.9%
         of net revenues in 2017 and 2016 from Xiaomi and its affiliates primarily for the sales of
         Xiaomi-branded products. Disclose that these products consisted of water purification systems, water purifier filters, and other complimentary products such as kettles and water quality meters. Disclose the extent to which these products were IoT-enabled as you define this term.
Corporate History and Structure, page 4

5. Please disclose why you do not directly own your operations in China, but use contractual arrangements with VIEs instead. Disclose that, if your PRC VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs' financial results with your financial results.
         Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs. Disclose that you rely on dividends and other distributions paid to you by PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary. Disclose the amount of dividends and fees that you expect to collect. Disclose that this does not mean that you are able to have unfettered access to your PRC subsidiary's and VIEs' revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.
6. Please revise your corporate structure chart to indicate the structure upon the completion of your initial public offering. Include the percentage ownership in the registrant by public shareholders and material beneficial owners. Also disclose in the chart the names of the individuals who have direct ownership and control over the operating entities in
         China.
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Risk Factors
Xiaomi is our strategic partner and our most important customer., page 12

7. Please revise your final paragraph of this risk factor to clarify that Xiaomi is now a public company by virtue of its recent Hong Kong listing. Revise, as appropriate, to address that
         Xiaomi would consider in addition to the interests you have already included, those of its public shareholders. Please revise to clarify briefly any process in place to address apparent conflicts of interests.
8. Please revise here, or under a separate risk factor heading, to discuss the Business
         Cooperation Agreement with Xiaomi, specifically addressing its expiration in August,
         2018, subject to automatic renewal. Please address that the agreement may be terminated by Xiaomi with 30 days written notice prior to the expiration of the then-current term.
         Please also discuss whether the Youpin Commission Sales Agreement discussed at page
         142 may be extended beyond its December 31, 2018 expiration date. Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us., page 31

9. Please clarify why the draft Foreign Investment Law may materially impact the viability of your current corporate structure, corporate governance and business operations if it is enacted.
We face certain risks relating to the real properties that we lease., page 38

10. Please revise to specify how many ownership certificates or other proof of leased properties have not been provided to the company by the relevant lessors.
We will incur increased costs as a result of being a public company., page 47

11. To the extent determinable, please provide an estimate of the increased costs you expect to incur by virtue of being a public company.
Use of Proceeds, page 51

12. We note that you intend to use the net offering proceeds for purposes that relate to your operations conducted in the PRC. We also note that you are only permitted under PRC laws and regulations to provide funding to your PRC subsidiary through loans and capital contributions and to your VIEs through loans, subject to applicable government registration and approval requirements. To provide context, please quantify how much of your net offering proceeds would likely be available for investment in your PRC operations. For example, quantify the current statutory limits on your ability to loan or make capital contributions to your PRC subsidiary and to make loans to your VIEs. Also disclose, if true, that you expect the IPO proceeds to be used in China in the form of RMB and, therefore, your PRC subsidiary, VIEs and their subsidiaries will need to convert any
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         capital contributions or loans from U.S. dollars to RMB. Lastly, discuss how long it would take and how likely it would be that you would receive the necessary approvals to use the proceeds for the intended purposes.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 77

13. Please disclose the amount of restricted assets of your PRC subsidiaries as well as the unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances as of December 31, 2016 and 2017. We refer you to
Section IV of SEC
         Release 33-8350.
Holding Company Structure, page 80

14. To provide context to this discussion, please disclose the percentage of revenues in your consolidated financial statements that are derived from your Hong Kong subsidiary, PRC subsidiary and your VIEs. Disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your
         PRC subsidiary by your VIEs in China. Disclose the amount of fees paid to your PRC subsidiary from your VIEs in the last two fiscal years. Disclose whether you expect these levels to continue in the future.
Business, page 94

15. Please disclose which products use your Home OS platform. Omnichannel F2C New Retail Platform, page 110

16. You disclose that, as of March 31, 2018, you have established a network of over 700
         Viomi offline experience store, "including those in operation or under renovation." Please disclose how many are in operation. Also clarify whether Viomi offline experience stores are stand-alone stores or areas within other stores.
Intellectual Property, page 114

17. Please revise to indicate the expiration dates of your patents, both within and outside
         China. Given the number of patents the company holds, we would not object to your indicating this data by disclosing the number of patents that expire each year over the several year time period needed to cover them.
Regulations, page 120

18. Please revise this section to specifically state how the regulations discussed apply to the company and its affiliated entities and the extent to which the company and its affiliated entities are in compliance with each regulation. As just a few examples:
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             Disclose whether you have obtained the required permits and licenses for value-added telecommunications services and which entity or entities hold the permits and licences.
             Disclose whether your operations in China are in encouraged, restricted or prohibited industries.
             Discuss how you verify that the manufacturing contractors you employ have the necessary industrial product production licenses.
Experts, page 187

19. We note on page 85 that your estimated fair value of the ordinary shares was determined with the assistance of an independent valuation firm. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and include a consent of the expert. Please revise accordingly and advise us.
Report of Independent Registered Public Accounting Firm, page F-2

20. Please have your registered public accounting firm revise their report to indicate that the firm conducted its audits in accordance with the ``standards of the Public Company
         Accounting Oversight Board (United States).   The reference in the
report to the
         ``auditing   standards of the Public Company Accounting Oversight
Board and "in
         accordance with auditing standards generally accepted in the United States of America" is not consistent with the requirements of PCAOB AS 3101.
Consolidated Statements of Comprehensive (Loss) Income, page F-5

21. Please present cost of revenue to related party and third party separately in your financial statements. Refer to Rule 5-03.2 of Regulation S-X.
Note 1. Organization and Principal Activities
(b) VIE Arrangements between the VIEs and the Company's PRC subsidiary, page
F-9

22. Please describe in greater detail how the right to provide technical and business support services in the exclusive consultation and service agreements conveys the economic benefits to the Company. For example, explain whether the agreements provide that the VIEs pay annual service fees to the WOFE in an amount that is equivalent to all of their net income.
23. We note your disclosure of the contractual agreements that provide the Company with effective control over the VIEs, presumably enabling the Company to have power to direct the activities that most significantly affect the economic performance of the VIEs.
          Please clarify how the contractual agreements convey power to direct the activities of the
         VIEs and what those powers entail.
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Note 2. Significant Accounting Policies
(l) Revenue recognition, page F-17

24.      We note your hardware products are "IoT-enabled" and include a "Home
Operating
         System." Please tell us if your contracts with customers include an obligation to provide updates to the software embedded in your hardware products. If so, please describe for us the terms associated with your obligation to provide updates and tell us how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.
(y) Segment reporting, page F-26

25. We note you apparently operate in one segment. In light of your gross profit and gross profit margin table by "business line" on pages 10, 66 and 72 and your related explanations, please tell us in detail how you considered the guidance in ASC 280 and specifically, whether these businesses or product lines are operating segments.
Note 15. Related Party Transactions, page F-46

26. Please disclose the nature of your relationship with Xiaomi and summarize significant terms of the contractual arrangements and transactions including remaining contractual duration, as described on pages 141-143. Refer to ASC 850-10-50-1. General

27. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 of the Securities Act, that you, or anyone authorized to do so on your behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
28. We note that you cite to an industry report you commissioned in connection with your filings, the "iResearch Report." Please provide us with a marked copy of this report, clearly cross-referencing a statement in your prospectus with the underlying factual support.
        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415 or Kathleen Krebs, Special Counsel, 202-551-3350 with any other questions.

FirstName LastNameXiaoping Chen
Comapany NameViomi Technology Co., Ltd
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